Alphatec Holdings, Inc.

5818 El Camino Real

Carlsbad, CA 92008

May 8, 2017

VIA EDGAR

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alphatec Holdings, Inc.
Registration Statement on Form S-3
Filed April 25, 2017
File No. 333-217444

Dear Ms. Ravitz:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Alphatec Holdings, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 5:00 P.M. Eastern Time on May 9, 2017, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush, Esq. of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Very truly yours,

ALPHATEC HOLDINGS, INC.

By:	/s/ Craig E. Hunsaker
Craig E. Hunsaker
Executive Vice President, People & Culture and General Counsel

cc:	Matthew T. Bush, Esq., Latham & Watkins LLP
Kevin C. Reyes, Esq., Latham & Watkins LLP